UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number      001-00082

PHELPS DODGE CORPORATION
(Exact name of registrant as specified in its charter)

One North Central Avenue Phoenix, Arizona 85004-4414 (602) 366-8100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $6.25 par value per share
Rights to Purchase Series A Junior Participating Preferred Stock, $1.00 par value per share
7.375% Notes due 2007
8.75% Notes due 2011
9.50% Notes dues 2031
6.125% Notes due 2034
7.125% Debentures due 2027

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	□	Rule 12h-3(b)(1)(ii)	□
Rule 12g-4(a)(2)(i)	□	Rule 12h-3(b)(2)(i)	□
Rule 12g-4(a)(2)(ii)	□	Rule 12h-3(b)(2)(ii)	□
Rule 15d-6	□

Approximate number of holders of record as of the certification or notice date:               One

Pursuant to the requirements of the Securities Exchange Act of 1934 Phelps Dodge Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Phelps Dodge Corporation

Date: April 13, 2007	By:	/s/ S. David Colton

Name: S. David Colton Title: Senior Vice President & General Counsel